                                                                 EQU: TSX, NYSE

Equal Energy Closes Sale of Non-core Assets for $24.3 Million and Increases Credit Facility to $125.0 Million

Calgary, Alberta – (CNW – July 12, 2010) Equal Energy (“Equal”, “we”, “our”, the “Company”) has now closed the sale of non-core assets in west central Alberta for net proceeds of $24.3 million.  Equal’s Bank Syndicate has also increased the Company’s borrowing base to $125.0 million following the annual credit facility renewal.

On July 7, 2010, Equal completed the previously announced, sale of non-core, non-operated deep sour gas assets and related infrastructure at Ricinus in west central Alberta for net proceeds of $24.3 million.

This transaction combined with the net proceeds of $35.9 million from the closing of the equity financing increased Equal’s cash position by approximately $60.2 million, which the Company anticipates using to fund ongoing capital expenditures and for general corporate purposes.

Equal’s Bank Syndicate, comprised of the Bank of Nova Scotia (Lead Agent), HSBC Bank Canada, and Union Bank, completed the annual credit facility renewal and increased Equal’s borrowing base to $125.0 million from the previous $110.0 million.  This higher borrowing base takes the disposition of the Ricinus assets into account.  The credit facility has been renewed until June 24, 2011 and has a provision for a further one year term extension beyond that.  As of June 30, 2010, Equal had bank debt of $66.0 million, or 53% of this facility.

The interest rate on the renewed facility has decreased to LIBOR plus 2.5% from the previous 3.0%.  All other covenants remain unchanged.

Don Klapko, President and CEO said, “The closing of our asset sale and completion of our equity offering has substantially increased our cash position, further strengthening our balance sheet.  The increase in our credit facility has also provided additional financial flexibility for the Company.”

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar amounts are in Canadian dollars, unless otherwise noted.